UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 21, 2015

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 (0)85 4 89 49 32

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three month period ended March 31, 2015 and furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated May 21, 2015, announcing the Company’s results for the three month period ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 21, 2015	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three month period ended March 31, 2015.

99.2	Press Release of ProQR Therapeutics N.V. dated May 21, 2015, announcing the Company’s results for the three month period ended March 31, 2015.